  Exhibit 99.1

IM Cannabis announces Focus Medical’s Receipt of Israeli Ministry of Health Import Permit; Plans to Launch WAGNERS Brand in Israel

IM Cannabis’ popular recreational cannabis brand WAGNERS will be available in Israel in 2022, enhancing IM Cannabis’ presence in the market

Toronto, Canada and Glil Yam, Israel – November 29, 2021 – IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC, NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany is pleased to announce that on November 28, 2021, Focus Medical Herbs Ltd. (“Focus Medical”) received approval from the Israeli Ministry of Health (“MOH”) to import premium, indoor grown medical cannabis from Trichome JWC Acquisition Corp. (“TJAC”), IM Cannabis’ wholly-owned Canadian licensed producer that cultivates and sells the popular WAGNERS brand in the Canadian recreational market. The MOH permit allows Focus Medical to import an initial shipment of premium medical cannabis in a quantity according to the terms of the MOH permit . This initial shipment is subject to TJAC’s receipt of an export permit from Health Canada, which is expected in the coming weeks. Focus Medical expects to import approximately 1,200 kilograms of premium cannabis from TJAC over the course of 2022, as well as strains from other licensed producers such as the Flowr Group (Okanagan) Inc1. IM Cannabis operates in Canada through Trichome Financial Corp. (“Trichome”) and its subsidiaries TJAC and MYM Nutraceuticals Inc. (“MYM”, and together with Trichome and TJAC, “IMC Canada”).

Launch of WAGNERS in Israel

The imported medical cannabis from IMC Canada’s TJAC facility will be sold by Focus Medical to Israeli medical cannabis patients under the WAGNERS brand, IM Cannabis’ popular Canadian recreational cannabis brand. In Ontario, WAGNERS premium, high-THC indoor-grown dried flower was ranked sixth with 3.8% of the provincial market share for the month of October 2021, showing strong growth since the launch of the WAGNERS brand in June 20212. To learn more about WAGNERS please visit WAGNERS - Well Made Weed (wagnersweed.com) and follow @wagnersweed on Instagram.
Oren Shuster, CEO of IM Cannabis stated, “We are excited that Focus Medical has received approval from the MOH to import TJAC’s premium, indoor-grown dried flower, allowing for the launch of the WAGNERS brand in Israel. This launch underscores the importance of IM Cannabis’ vertically integrated, multi-country strategy. By leveraging IMC Canada’s cultivation hub, our supply chain expertise, and our knowledge of the demands from medical cannabis patients and recreational cannabis consumers in various markets around the world, we will soon be able to provide Israeli medical cannabis patients with the premium quality indoor-grown cannabis that they demand. This integrated, global cannabis supply chain also enhances shareholder value by distributing Canadian-grown cannabis in multiple markets and at high margins.”

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

1 Focus Medical received import permit from the MOH for Flowr Group (Okanagan) Inc’s products on November 28, 2021.
2 Source: OCS Power BI.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs, which cultivates, imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to medical patients. In Canada, the Company operates through TJAC and MYM, where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating tothe import quantities permitted under Focus Medical’s medical cannabis import permit, the timing of the initial shipment from TJAC to Focus Medical, the timing of TJAC’s receipt of an export permit from Health Canada, anticipated quantities to be imported by Focus Medical in 2022, the launch and market reception of the WAGNERS brand in Israel, the demand for premium quality indoor-grown cannabis among Israeli medical cannabis patients, the enhanced shareholder value achieved through distribution of Canadian-grown cannabis in multiple markets and the margins in markets outside of Canada, and the Company’s business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: any failure of the Company to maintain “de facto control” over Focus Medical in accordance with IFRS 10 or any change in accounting practices or treatment affecting the consolidation of financial results; the risk that Israeli regulatory authorities may view the Company as the deemed owner of more than 5% of Focus Medical in contravention of Israeli rules restricting the ownership of Israeli cannabis cultivators, and thereby jeopardizing Focus Medical’s cannabis propagation or cultivation licenses; any determination that the Company is directly engaging in the Israeli medical cannabis market; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel and Canada; any change in the political environment which would negatively affect the decriminalization and/or legalization of recreational cannabis in Israel; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel and Canada; any unexpected failure of any of Focus Medical, Trichome or MYM to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; reliance on the Company’s commercial facilities in Canada and Focus Medical’s commercial facilities in Israel to conduct medical cannabis activities and any unexpected failure of the Company, its subsidiaries or Focus Medical to maintain such commercial facilities in good standing with all applicable regulations, including all required licenses and permits; the ability of the Company, its subsidiaries and Focus Medical to maintain ancillary business licenses, permits and approvals required to operate effectively; any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the “Construction Proceedings”); unexpected disruptions to the operations and businesses of the Company, Focus Medical, Trichome or MYM as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the number of cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; unexpected consequences that may arise if Focus Medical were to lose its designation as an essential service in the State of Israel during any current or resurgent COVID-19 outbreak; perceived effects of medical cannabis products; and the Company’s ability to maintain or improve the brand position of the IMC brand in the Israeli medical cannabis markets.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated November 15, 2021 and annual information form dated April 26, 2021 (the “AIF”) filed with Canadian securities regulators and which isare available on the Company’s issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

Maya Lustig,
Director Investor & Public Relations
IM Cannabis	KCSA Strategic Communications
Tel. +972-54-677-8100	Kathleen Heaney
maya.l@imcannabis.com	imcannabis@kcsa.com